Exhibit 99.1

BANCOLOMBIA ANNOUNCES THE END OF SENIOR NOTES ADVANCED REDEMPTION PROCESS

Medellín, Colombia, September 10, 2014

Bancolombia announces that the advanced redemption process of its US$520,000,000 Senior Notes due 2016 (CUSIP 05968LAE2, 05968LAC6 and P1329PAA7), that was previously made public on August 11th 2014, has ended.

The redemption price was equal to one thousand forty-eight dollars with sixty-six cents ($1,048.66) for every one thousand dollars ($1,000) of the face value of the notes, price that has been duly paid to the note holders.

Contactos

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Estrategia y Finanzas	VP Financiero	Gerente RI
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837